Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

August 24, 2009

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

American Business Change Agents, Inc. (the “Company” or “Issuer”)

Registration Statement on Form S1/ Pre-Effective Amendment Four

File No.: 333-157783

Dear Mr. Kluck:

Enclosed is Pre-Effective Amendment Four to the above Registration Statement. The change was made in response to staff comments on Amendment Three of the Registration Statement. The paragraph number below corresponds to the numbered comment in your comment letter dated August 20, 2010.

Part II – Information Not Required in Prospectus

Undertakings

Undertakings in accordance with 512(h) of Regulation SK is now included. In all other respects, except for updated dates and new consents, this 4th Amendment is identical to 3rd Amendment as filed July 28, 2010.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

cc:

American Business Change Agents, Inc.